Filed by Ralcorp Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kraft Foods Inc.

Commission File No. 001-16483

RALCORP ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO ACT WAITING PERIOD

St. Louis, MO, January 29, 2008. . . Ralcorp Holdings, Inc. (NYSE: RAH) today announced that the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to Ralcorp’s pending acquisition of the Post cereals business from Kraft Foods Inc. (“Kraft”). Ralcorp has also received clearance from Canada’s Competition Bureau.

On November 15, 2007, Ralcorp announced the entry into a definitive agreement pursuant to which it will acquire the Post cereals business from Kraft. The transaction is valued at approximately $2.6 billion, including the issuance and assumption of debt. The transaction, which is expected to close by mid-2008, remains subject to satisfaction of other conditions including approval by Ralcorp’s shareholders.

Ralcorp produces a variety of value brand and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers, and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Ralcorp’s diversified product mix includes: ready-to-eat and hot cereals; nutritional and cereal bars; snack mixes, corn-based chips and extruded corn snack products; crackers and cookies; snack nuts; chocolate candy; salad dressings; mayonnaise; peanut butter; jams and jellies; syrups; sauces; frozen griddle products including pancakes, waffles, and French toast; frozen biscuits and other frozen pre-baked products such as breads and muffins; and frozen dough for cookies, Danishes, bagels and doughnuts. In addition, Ralcorp holds an interest of approximately 19 percent in Vail Resorts, Inc., the leading mountain resort operator in the United States.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp and/or a newly formed subsidiary of Kraft that will acquire the Post cereals business will file a proxy statement/prospectus and other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling

(847) 646-5494, or from Ralcorp upon written request to Ralcorp Holdings, Inc., 800 Market Street, Suite 2600, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current reports on Form 8-K filed with the SEC. Information about the directors and executive officers of Ralcorp may be found in its 2007 Annual Report on Form 10-K filed with the SEC on November 29, 2007, definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on November 29, 2007 and current reports on Form 8-K filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,” “projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows; (4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5) changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (7) competitive pressures among branded and private label manufacturers increasing significantly; (8) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers;

(9) Ralcorp’s ability to maintain and/or improve sales and earnings performance; (10) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs; (12) retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14) unanticipated changes in laws, regulations, or other industry standards affecting Ralcorp; and (15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2007, under the heading “Risk Factors.”

Further information on other factors which could affect the financial results of Ralcorp after the transactions contemplated by the agreement referred to in this press release is included in Ralcorp’s filings with the SEC.  These documents are available free of charge at the SEC’s website at http:\\www.sec.gov or from Ralcorp.